Exhibit 99(a)

Folksamerica Holding Company

401(k) Savings & Investment Plan

Financial Statements for the years ended

December 31, 2004 and 2003

Folksamerica Holding Company

401(k) Savings and Investment Plan

* Other schedules required by Section 2520.103-10 of the Department of labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of Folksamerica Holding Company 401(k) Savings & Investment Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Folksamerica Holding Company 401(k) Savings & Investment Plan  (the “Plan”) at December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets Held at End of Year as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

New York, NY

June 24, 2005

Folksamerica Holding Company

401(k) Savings and Investment Plan

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

	2004	2003
Investments
Funds on deposit with Merrill Lynch Trust Company of New York, at fair value	$27,419,880	$19,329,782

Loans to participants	138,521	125,778

Total investments	27,558,401	19,455,560

Receivables:
Employer contributions	—	91,054
Participant contributions	—	151,578

Net assets available for plan benefits	$27,558,401	$19,698,192

See accompanying notes to financial statements.

Folksamerica Holding Company

401(k) Savings and Investment Plan

Statements of Changes in Net Assets Available for Benefits

for the years ended December 31, 2004 and 2003

	2004	2003
Additions to net assets attributed to:
Interest and dividend income	$582,674	$352,470
Net appreciation in fair value of investments	2,476,428	2,801,386

Net investment income	3,059,102	3,153,856

Contributions:
Employer contributions	1,198,640	799,174
Participant contributions and rollovers	2,450,531	2,831,391

Total contributions	3,649,171	3,630,565

Transfer of assets from merged plan	1,428,041	—

Deductions from net assets attributed to:
Benefits paid to participants	275,610	372,432
Other decreases	495	7,284

Total deductions	276,105	379,716

Net increase in net assets available for plan benefits	7,860,209	6,404,705

Net assets available for plan benefits:
Beginning of year	19,698,192	13,293,487

End of year	$27,558,401	$19,698,192

See accompanying notes to financial statements.

Notes to Financial Statements

1.              The Plan:

Description of Plan

The following brief description of the Folksamerica Holding Company 401(k) Savings & Investment Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan agreement for more complete information.  Participants in the Plan include employees of Folksamerica Holding Company, Inc. (“Folksamerica”) and a limited number of employees of White Mountains Insurance Group, Ltd. (“White Mountains”), Folksamerica’s ultimate parent company, and certain affiliates.  Folksamerica and White Mountains are collectively referred to as the “Company”.

The Plan was originally established on January 1, 1981 to provide retirement benefits for eligible employees of Folksamerica.

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).  The Company contributes to the Plan the total amount of salary reduction an employee elects to defer.  Employees may elect to defer from 1% to 25% of their base salary (limited to an annual maximum of $13,000 and $12,000 in 2004 and 2003, respectively).  The Company provides matching contributions equal to 100% of an employee’s elective contribution up to six (6) percent of an employee’s contributed compensation.  The Company may also make additional discretionary contributions to the Plan, however no such contributions were made in 2004 or 2003.

The Plan is sponsored and administered by the Company (the “Plan Administrator”).  The Company has appointed Merrill Lynch Trust Company of New York (“Merrill Lynch”) as trustee who is responsible for the management of the Plan’s assets.  Expenses related to the administration of the Plan are paid by the Company.

Eligibility and Participation

Effective, January 1, 2003, employees of the Company, of a least 18 years of age, are eligible for participation in the Plan on their date of hire with matching Company contributions to begin on the first anniversary of the date of hire.  Prior to January 1, 2003, the employee must have completed (1) year of service and have attained the age of 18 to become eligible for participation in the Plan.

Rollover contributions represent vested account balances transferred by participants of the Plan from other plans.

Vesting

Participants are always 100% vested in employee contributions and rollover contributions plus net investment income earned on these amounts.

The Plan provides for full (100%) vesting of the Company’s contributions.  Participants become vested in Company contributions based on years of services as follows:

Years of Service	Percentage
1	0%
2	25%
3	50%
4	75%
5	100%

Transfers

Participants are permitted to change their investment interests on a daily basis subject to certain limits.

Forfeitures

Plan participants who terminate employment for reasons other than retirement, death, or disability will receive the vested portion of their account only.  Amounts forfeited due to terminations of employment are included in the total investments of the plan and will be used to reduce the Company’s future contributions to the Plan.  The forfeitures on vested amounts were $14,400 and $13,351 for 2004 and 2003, respectively.

Participant Loans

The Plan allows loans to participants up to a maximum amount of 50% of the participant’s vested balance not to exceed $50,000.  Loan provisions provide for a term generally not to exceed five years, with interest rates and repayment schedules to be determined by the Plan Administrator.  The interest rates on participant loans outstanding at December 31, 2004 and 2003 range from 5.0% to 10.5%.

Payment of Benefits

Each participant’s accrued benefits, including allocations of Plan earnings, may be paid to the participant upon retirement, death, disability, resignation, discharge, or proven hardship.  The normal form of benefit payable under this Plan is a lump sum.

Asset Management

The trustee of the Plan is also the record keeper and custodian of the Plan’s assets.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right, under the Plan, to suspend contributions, to discontinue contributions, or to terminate the Plan at any time.  In the event of termination, the accounts of the members of the Plan are fully vested and nonforfeitable.

Plan Merger

On December 1, 2004, International American Management Company’s (“IAMC”) 401(k) Plan assets were merged into the Plan.  The assets of the IAMC Plan amounted to $1.4 million. IAMC is an indirect wholly owned subsidiary of White Mountains. All participants of this Plan are 100% vested.

2.              Summary of Significant Accounting Policies:

Basis of Presentation

The accompanying statements of net assets available for benefits and changes in net assets available for benefits have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the changes in net assets available for benefits during the reporting period.  Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for investment options in mutual funds and other investment securities.  Investment securities are exposed to various risks, such as interest rate risk, market risk and credit risk.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participant’s account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Investments

The Plan provides for participant directed investment programs with Merrill Lynch as well as the option for self-directed equity investments (the “Self-Direct RCMA option”), to enhance options available to employees.  Additionally, participants have the option to invest in the publicly traded common shares of White Mountains (“WTM”).  A description of the investment funds of the Plan is set forth in each fund’s prospectus.

The Plan’s investments are stated at fair value, based on the quoted market price on the last business day of the Plan year.

Pooled separate account balances (i.e., individual funds) are recorded at fair value and increase and decrease with contributions, withdrawals, and realized and unrealized gains and losses from the assets in the accounts.  The value of each separate account is determined at the close of each business day based on market values of the underlying assets.

Contributions from the participants and the employer are recorded in the period in which the payroll deductions are made from Plan participants’ paychecks.  Funds for both employer and employee are remitted to the Plan monthly.

Loans to participants are stated at cost, less principal pay downs, which approximates fair value.

The Plan presents in the statements of changes in net assets available for benefits the net appreciation in the fair value of its investments, which consists of the realized gains or losses and unrealized appreciation on those investments.

3.              Income Taxes

On January 26, 1994, the Plan received its most recent letter of determination from the Internal Revenue Service on its qualification under sections 401(a) and 401(k) of the Internal Revenue Code.  The Plan has subsequently been amended, however, the Plan Administrator and the Plan’s counsel believes that the Plan continues to be designed and operated in accordance with the requirements for qualification.  Therefore, no provision for income taxes is made in the accompanying financial statements.

4.              Investments

Investments, at fair value, that represent five percent or more of the Plan’s net assets at December 31, 2004 and 2003 are separately identified as follows:

	2004	2003
Merrill Lynch Retirement Preservation Trust Fund & Other	$7,662,346	$5,778,292
White Mountains Insurance Group, Ltd.	5,729,638	3,895,184
Merrill Lynch S&P 500 Index Fund	2,446,944	1,537,560
Davis Venture Fund	1,928,860	1,256,364
PIMCO Total Return Fund	1,655,487	1,248,434
Merrill Lynch Balanced Capital Fund	1,360,913	1,174,355

Each participant account is credited with the participant’s contributions, which include amounts transferred from other Plans (i.e., rollovers).

During 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $2,476,428 as follows:

Mutual funds	$798,326
White Mountains common stock	1,678,102
$2,476,428

5.              Reconciliation of Financial Statements to Form 5500:

2004:
Total contributions:
Balance per financial statements	$3,649,171
Prior year contribution receivable and reclass of forfeitures	257,032

Balance per Form 5500	$3,906,203

Net assets available for benefits – end of year
Balance per financial statements	$27,558,401

Balance per Form 5500	$27,558,401

2003:
Total contributions:
Balance per financial statements	$3,630,565
Current contribution receivable	(242,632)
Prior year contribution receivable	171,060

Balance per Form 5500	$3,558,993

Net assets available for benefits – end of year
Balance per financial statements	$19,698,192
Contributions receivable	(242,632)
Balance per Form 5500	$19,455,560

6.              Subsequent Event

On June 1, 2005, the Sirius America Insurance Company (“SIAM”) 401(k) Plan was merged with the Plan. SIAM is an indirect wholly owned subsidiary of Folksamerica. The assets transferred from Fidelity Investments had a fair value of $1,616,379.

Folksamerica Holding Company

401(k) Savings and Investment Plan

Supplemental Data Required by the Department of Labor

Schedule H, Line 4(i)

Schedule of Assets Held at End of Year

December 31, 2004

Identity of
Issue,
Borrower	Description of Investment	Current Value

* Merrill Lynch
*	White Mountains Insurance Group, Ltd.	$5,729,638
*	Merrill Lynch Retirement Preservation Trust and other cash accounts	7,662,346
*	Merrill Lynch Fundamental Growth Fund	1,286,593
	Davis Financial Fund	253,427
*	Merrill Lynch Balanced Capital Fund	1,360,913
*	Merrill Lynch Euro Fund	51,116
*	Merrill Lynch Global Allocation Fund	1,077,595
*	Merrill Lynch Healthcare Fund	170,451
*	Merrill Lynch Small Capital Value Fund	682,308
*	Merrill Lynch Pacific Fund	79,644
	PIMCO Innovation Fund	57,986
	Federated International Small Company Fund	73,488
	PIMCO Total Return Fund	1,655,487
*	Merrill Lynch S&P 500 Index Fund	2,446,944
*	Merrill Lynch Small Cap Index Fund	106,473
	AIM Advanced Real Estate Fund	262,782
	Ivy International II Fund	70,134
	AIM International Equity Fund	450,602
	Oppenheimer Quest Balanced Value Fund	713,110
	Van Kampen Emergency Growth Fund	537,208
	Seligman Comm & Info Fund	52,134
	Pioneer Europe Fund	14,080
*	Merrill Lynch Latin America Fund	29,690
	Self-Direct RCMA Option	666,871
	Davis Venture Fund	1,928,860
		$27,419,880

* Participant loans	Interest rates, 5.0% to 10.5%	$138,521

*	Denotes party-in-interest